

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

August 9, 2023

Enerplus Announces 9% Increase to its Quarterly Cash Dividend for September 2023

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that its dividend will increase 9%, to US$0.06 per share, effective with the September 15, 2023 dividend, which is payable to all shareholders of record at the close of business on August 31, 2023. The ex-dividend date for this payment is August 30, 2023.

The US$0.06 per share dividend is equivalent to approximately CDN$0.080 per share if converted using the current US/Canadian dollar exchange rate of 1.34. The CDN dollar equivalent dividend will be based upon the US/Canadian exchange rate closer to the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered "eligible dividends" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304